Exhibit 99.1

NEWS RELEASE

Fortuna intersects 7.2 g/t Au over 31.5 meters at Kingfisher,
Séguéla Mine, Côte d’Ivoire

Vancouver, March 13, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to provide an update on its exploration programs at the Séguéla Mine in Côte d’Ivoire.

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “Exploration drilling at Kingfisher has moved to infilling and improving the resource confidence along the 1-kilometer strike length of the current resource pit, with several notable intersections including 7.2 g/t Au over an estimated true width of 31.5 meters in drill hole SGRC2278.” Mr. Weedon continued, “At the Sunbird deposit, deep exploration drilling testing the southern extent has continued to return excellent results, including 4.3 g/t Au over a true width of 23.1 meters from 733 meters in drill hole SGRD2215, representing the deepest intercept to date, with mineralization remaining open at depth and down plunge.”

Kingfisher deposit

Once the infill program and near exploration are successfully completed, we expect to migrate the Kingfisher resources into the Séguéla Mine Mineral Reserves in 2025.

Drilling highlights include:

SGRD2153:	10.6 g/t Au 65.9 g/t Au 44.8 g/t Au	over an estimated true width of 9.4 meters from 223 meters, including over an estimated true width of 0.9 meters from 223 meters, and over an estimated true width of 0.9 meters from 227 meters
SGRC2264:	8.4 g/t Au 62.6 g/t Au 6.9 g/t Au 43.2 g/t Au

over an estimated true width of 14.5 meters from 10 meters, including over an estimated true width of 1.7 meters from 19 meters

over an estimated true width of 6.0 meters from 31 meters, including over an estimated true width of 0.9 meters from 31 meters

SGRC2278:	7.2 g/t Au 28.9 g/t Au 128.9 g/t Au	over an estimated true width of 31.5 meters from 91 meters, including over an estimated true width of 1.7 meters from 118 meters, and over an estimated true width of 0.9 meters from 123 meters
SGRD2280:	8.1 g/t Au 18.7 g/t Au 24.6 g/t Au	over an estimated true width of 16.2 meters from 89 meters, including over an estimated true width of 3.4 meters from 96 meters over an estimated true width of 1.7 meters from 106 meters
SGRC2309:	3.3 g/t Au 26.2 g/t Au	over an estimated true width of 35.7 meters from 46 meters, including over an estimated true width of 0.9 meters from 74 meters
SGRC2312:	3.8 g/t Au 44.2 g/t Au	over an estimated true width of 39.1 meters from 86 meters, including over an estimated true width of 1.7 meters from 123 meters
SGRC2322:	7.9 g/t Au 68.5 g/t Au	over an estimated true width of 11.9 meters from 140 meters, including over an estimated true width of 0.9 meters from 149 meters

An additional 100 drill holes, totaling 10,978 meters of a planned 28,000-meter drilling program have been completed at the Kingfisher deposit (see Figure 1) as part of the resource confidence infill program (see Figure 2). Drilling remains ongoing across the current pit-constrained Inferred Resource and will also extend to test the immediate margins, both at depth and along strike, where late 2024 drilling identified several promising intervals intersected after the initial resource estimate was completed (refer to Fortuna’s news release dated December 16, 2024).

The recent drilling has continued to highlight the widths and grade tenor intersected in the first drilling phase, supporting and refining the geological interpretation. Kingfisher remains open at depth for most of the drilled 2-kilometer strike length, with the deepest drilling testing to only approximately 250 meters below surface (refer to Figure 2).

Figure 1: Séguéla Mine deposit locations

Felsic Volcanics
Volcaniclastics
Basalt-Gabbro-Dolerite
Eastern Andesites
Eastern Schists
Granite
Deposit
Priority prospect
Target
Plant site
P3
8km
BARANA
BADIOR
5km
GABBRO NORTH
P17
P21
PORPHYRY
AGOUTI
KOULA
BOUTI
ANTENNA
BOULDER
KESTREL
WINY
SUNBIRD
KINGFISHER
P1
ANCIEN
N
0
2.5
5km
Fortuna Mining
FOLLY
Date: 05/03/2025

Figure 2: Kingfisher deposit long-section - looking west

Sunbird deposit

Drilling has now extended mineralization approximately 700 meters to the south beyond the limit of the current underground Inferred Resource and some 600 meters below surface.

Drilling highlights include:

SGRD2207:	8.3 g/t Au 6.0 g/t Au	over an estimated true width of 3.5 meters from 250 meters over an estimated true width of 4.2 meters from 301 meters
SGRD2208:	9.3 g/t Au 60.5 g/t Au 7.5 g/t Au 17.4 g/t Au

over an estimated true width of 5.6 meters from 583 meters, including over an estimated true width of 0.7 meters from 585 meters

over an estimated true width of 2.1 meters from 595 meters, including over an estimated true width of 0.7 meters from 595 meters

SGRD2211:	3.9 g/t Au 38.0 g/t Au	over an estimated true width of 23.8 meters from 648 meters, including over an estimated true width of 1.4 meters from 670 meters
SGRD2212:	6.3 g/t Au 12.6 g/t Au 29.1 g/t Au	over an estimated true width of 22.4 meters from 339 meters, including over an estimated true width of 1.4 meters from 342 meters and over an estimated true width of 2.1 meters from 345 meters
SGRD2214:	4.6 g/t Au	over an estimated true width of 7.0 meters from 370 meters
SGRD2215:	4.3 g/t Au 45.8 g/t Au	over an estimated true width of 23.1 meters from 733 meters, including over an estimated true width of 0.7 meters from 735 meters

Results from a further 10 holes, totaling 5,120 meters of a planned 12,000-meter drilling program have been received, including an interval of 4.3 g/t Au over a true width of 23.1 meters from 733 meters in drill hole SGRD2215, which is the deepest intersection drilled at Séguéla (refer to Figure 3).

The last phase of the current program will step out above and below the current intersection to further refine the geometry and controls on the interpreted mineralized shoot during the second quarter of 2025.

Figure 3: Sunbird long section - looking west

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program at the Séguéla Gold Mine.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported to ALS’s preparation laboratory in Yamoussoukro, Côte d’Ivoire before also being transported via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with four operating mines and exploration activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about further extension potential at the Kingfisher and Sunbird deposits; statements that the Sunbird deposit continues to support underground mining potential; the Company’s expectations regarding drilling in the second quarter of 2025 to step out and above of the current interception to refine the geology and controls on the intercepted mineralized shoot at the Sunbird deposit; mineral reserve and mineral resource estimates; expectations regarding additional drilling and exploration programs planned; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold, silver, and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2023. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Company’s mineral properties including the Séguéla Mine; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Company’s properties; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies

Appendix 1

Séguéla Mine drill program details of the drill holes and assay results for the Kingfisher and Sunbird deposits

Kingfisher deposit

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2131	743746	892908	428	199.6	90	-60	159	169	10	8.5	0.8	RCD	Kingfisher
							178	190	12	10.2	3.9	RCD	Kingfisher
						incl	184	185	1	0.9	21.2	RCD	Kingfisher
SGRD2135	743631	892500	414	220	90	-60	NSI					RCD	Kingfisher
SGRD2137	743719	892906	429	260.2	90	-60	204	213	9	7.7	1.0	RCD	Kingfisher
SGRD2138	743580	892500	426	290	90	-60	192	197	5	4.3	1.6	RCD	Kingfisher
SGRD2139	743584	892546	430	105	90	-60	NSI					RCD	Kingfisher
SGRD2146	743584	892545	430	291.3	90	-60	218	230	12	10.2	1.1	RCD	Kingfisher
SGRC2147	743604	892802	429	60.0	90	-60	Abandon					RC	Kingfisher
SGRD2148	743772	893004	413	228	90	-60	161	179	18	15.3	0.9	RCD	Kingfisher
SGRD2149	743570	892395	422	295	90	-60	187	195	8	6.8	4.1	RCD	Kingfisher
						incl	190	191	1	0.9	25.6	RCD	Kingfisher
							200	204	4	3.4	3.5	RCD	Kingfisher
						incl	201	202	1	0.9	11.4	RCD	Kingfisher
SGRD2150	743604	892802	429	370.4	90	-60	266	297	31	26.4	2.4	RCD	Kingfisher
						incl	267	268	1	0.9	16.1	RCD	Kingfisher
SGRD2151	743526	892592	445	330	90	-60	NSI					RCD	Kingfisher
SGRD2152	743836	893102	414	160.3	90	-60	121	127	6	5.1	2.3	RCD	Kingfisher
SGRD2153	743718	892955	429	291.3	90	-60	223	234	11	9.4	10.6	RCD	Kingfisher
						incl	223	224	1	0.9	65.9	RCD	Kingfisher
						and	227	228	1	0.9	44.8	RCD	Kingfisher
SGRD2154	743456	892592	463	399	90	-60	384	388	4	3.4	2.6	RCD	Kingfisher
SGRD2155	743808	893102	413	201.3	90	-60	135	138	3	2.6	1.8	RCD	Kingfisher
							164	168	4	3.4	1.3	RCD	Kingfisher
SGRD2156	743617	892000	439	168	90	-60	69	81	12	10.2	0.5	RCD	Kingfisher
SGRD2157	743828	893200	427	150	90	-60	NSI					RCD	Kingfisher
SGRC2252	743868	892982	375	61	90	-60	22	33	11	9.4	1.7	RC	Kingfisher
SGRC2253	743889	892981	389	30	90	-60	NSI					RC	Kingfisher
SGRC2254	743894	893031	393	36	90	-60	NSI					RC	Kingfisher
SGRC2255	743850	892732	366	50	90	-60	NSI					RC	Kingfisher
SGRC2256	743701	892480	382	66	90	-60	37	39	2	1.7	4.6	RC	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area

SGRC2257	743802	892731	388	100	90	-60	12	25	13	11.1	1.7	RC	Kingfisher
							36	55	19	16.2	0.7	RC	Kingfisher
SGRC2258	743888	892936	373	30	90	-60	NSI					RC	Kingfisher
SGRC2259	743858	892936	378	60	90	-60	35	44	9	7.7	2.7	RC	Kingfisher
SGRC2260	743827	892733	368	61	90	-60	NSI					RC	Kingfisher
SGRC2261	734802	892887	398	90	90	-60	NSI					RC	Kingfisher
SGRC2262	743827	892888	394	86	90	-60	67	68	1	0.9	5.4	RC	Kingfisher
SGRC2263	743772	892730	388	126	90	-60	65	76	11	9.4	0.6	RC	Kingfisher
							85	105	20	17.0	3.6	RC	Kingfisher
						incl	97	98	1	0.9	11.1	RC	Kingfisher
						and	102	103	1	0.9	27.2	RC	Kingfisher
SGRC2264	743853	892888	391	54	90	-60	10	27	17	14.5	8.4	RC	Kingfisher
						incl	19	21	2	1.7	62.6	RC	Kingfisher
							31	38	7	6.0	6.9	RC	Kingfisher
						incl	31	32	1	0.9	43.2	RC	Kingfisher
SGRC2265	743852	892833	389	61	90	-60	20	31	11	9.4	1.3	RC	Kingfisher
SGRC2266	743825	892834	389	80	90	-60	21	33	12	10.2	1.4	RC	Kingfisher
							55	66	11	9.4	1.7	RC	Kingfisher
SGRC2267	743799	892832	389	113	90	-60	41	61	20	17.0	0.7	RC	Kingfisher
							70	73	3	2.6	1.8	RC	Kingfisher
							82	104	22	18.7	0.9	RC	Kingfisher
SGRC2268	743750	892679	390	134	90	-60	82	109	27	23.0	3.4	RC	Kingfisher
						incl	95	97	2	1.7	27.5	RC	Kingfisher
SGRC2269	743774	892835	393	133	90	-60	87	99	12	10.2	0.9	RC	Kingfisher
							118	127	9	7.7	1.2	RC	Kingfisher
SGRC2270	743773	892680	388	88	90	-60	33	36	3	2.6	3.9	RC	Kingfisher
							57	72	15	12.8	5.3	RC	Kingfisher
						incl	67	69	2	1.7	34.8	RC	Kingfisher
SGRC2271	743750	892835	414	36	90	-60	Abandon					RC	Kingfisher
SGRC2273	743824	892682	382	70	90	-60	NSI					RC	Kingfisher
SGRD2275	743747	892778	392	150	90	-60	122	148	26	22.1	3.2	RCD	Kingfisher
						incl	138	139	1	0.9	13.7	RCD	Kingfisher
						and	145	146	1	0.9	27.4	RCD	Kingfisher
SGRC2276	743726	892478	379	110	90	-60	41	66	25	21.3	1.8	RC	Kingfisher
						incl	60	61	1	0.9	13.6	RC	Kingfisher
SGRD2277	743799	892681	385	90	90	-60	15	30	15	12.8	1.1	RCD	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area

SGRC2278	743701	892480	382	132	90	-60	54	65	11	9.4	2.6	RC	Kingfisher
							74	76	2	1.7	5.0	RC	Kingfisher
							91	128	37	31.5	7.2	RC	Kingfisher
						incl	109	110	1	0.9	13.5	RC	Kingfisher
						and	114	115	1	0.9	18.7	RC	Kingfisher
						and	118	120	2	1.7	28.9	RC	Kingfisher
						and	123	124	1	0.9	128.9	RC	Kingfisher
						and	125	126	1	0.9	10.8	RC	Kingfisher
SGRC2279	743776	892783	393	120	90	-60	72	109	37	31.5	1.2	RC	Kingfisher
SGRD2280	743725	892629	397	151	90	-60	89	108	19	16.2	8.1	RCD	Kingfisher
						incl	96	100	4	3.4	18.7	RCD	Kingfisher
						and	106	108	2	1.7	24.6	RCD	Kingfisher
						and	112	114	2	1.7	6.2	RCD	Kingfisher
						incl	113	114	1	0.9	11.8	RCD	Kingfisher
SGRC2281	743798	892477	383	50	90	-60	NSI					RC	Kingfisher
SGRC2282	743751	892631	395	117	90	-60	58	75	17	14.5	1.2	RC	Kingfisher
							79	87	8	6.8	3.6	RC	Kingfisher
						incl	79	80	1	0.9	19.1	RC	Kingfisher
SGRC2283	743776	892478	399	70	90	-60	NSI					RC	Kingfisher
SGRC2284	743773	892631	390	100	90	-60	33	48	15	12.8	1.0	RC	Kingfisher
SGRC2285	743725	892430	383	102	90	-60	33	75	42	35.7	2.5	RC	Kingfisher
						incl	36	37	1	0.9	11.0	RC	Kingfisher
						and	53	54	1	0.9	11.6	RC	Kingfisher
						and	65	66	1	0.9	13.2	RC	Kingfisher
SGRC2286	743801	892801	391	86	90	-60	66	77	11	9.4	0.8	RC	Kingfisher
SGRC2287	743800	892631	386	81	90	-60	2	12	10	8.5	6.7	RC	Kingfisher
						incl	5	6	1	0.9	30.3	RC	Kingfisher
						and	9	10	1	0.9	16.1	RC	Kingfisher
SGRC2288	743775	892428	380	60	90	-60	NSI					RC	Kingfisher
SGRC2289	743751	892433	379	80	90	-60	NSI					RC	Kingfisher
SGRC2290	743802	892581	385	50	90	-60	NSI					RC	Kingfisher
SGRC2291	743799	892429	379	40	90	-60	NSI					RC	Kingfisher
SGRC2292	743776	892583	380	70	90	-60	3	16	13	11.1	0.8	RC	Kingfisher
SGRC2293	743751	892581	383	97	90	-60	34	56	22	18.7	2.1	RC	Kingfisher
						incl	52	53	1	0.9	13.6	RC	Kingfisher
						and	55	56	1	0.9	11.6	RC	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area

SGRC2295	743751	892479	382	90	90	-60	NSI					RC	Kingfisher
SGRC2296	743824	892781	390	80	90	-60	2	8	6	5.1	1.0	RC	Kingfisher
							19	39	20	17.0	0.9	RC	Kingfisher
SGRC2297	743852	892782	382	60	90	-60	3	18	15	12.8	1.0	RC	Kingfisher
SGRC2298	743725	892582	391	132	90	-60	66	79	13	11.1	1.5	RC	Kingfisher
						incl	78	79	1	0.9	10.3	RC	Kingfisher
SGRC2299	743800	892532	377	50	90	-60	NSI					RC	Kingfisher
SGRC2300	743775	892531	379	70	90	-60	NSI					RC	Kingfisher
SGRC2302	743779	892379	376	36	90	-60	NSI					RC	Kingfisher
SGRC2303	743752	892380	377	60	90	-60	NSI					RC	Kingfisher
SGRC2304	743751	892730	391	135	90	-60	19	20	1	0.9	5.6	RC	Kingfisher
							74	80	6	5.1	1.3	RC	Kingfisher
							90	132	42	35.7	2.7	RC	Kingfisher
						incl	118	119	1	0.9	23.1	RC	Kingfisher
						and	130	131	1	0.9	33.9	RC	Kingfisher
SGRC2306	743752	892528	383	90	90	-60	22	29	7	6.0	1.1	RC	Kingfisher
SGRC2307	743728	892528	388	110	90	-60	48	59	11	9.4	1.0	RC	Kingfisher
							76	85	9	7.7	2.8	RC	Kingfisher
SGRC2308	743726	892380	377	80	90	-60	19	36	17	14.5	2.3	RC	Kingfisher
						incl	34	35	1	0.9	14.0	RC	Kingfisher
SGRC2309	743701	892380	381	104	90	-60	46	88	42	35.7	3.3	RC	Kingfisher
						incl	71	72	1	0.9	12.1	RC	Kingfisher
						and	74	75	1	0.9	26.2	RC	Kingfisher
						and	79	80	1	0.9	18.1	RC	Kingfisher
						and	82	83	1	0.9	18.3	RC	Kingfisher
SGRC2311	743674	892379	383	111	90	-60	42	48	6	5.1	1.7	RC	Kingfisher
							70	74	4	3.4	2.2	RC	Kingfisher
							78	95	17	14.5	0.7	RC	Kingfisher
							99	105	6	5.1	1.0	RC	Kingfisher
SGRC2312	743700	892530	390	150	90	-60	72	78	6	5.1	1.4	RC	Kingfisher
							86	132	46	39.1	3.8	RC	Kingfisher
						incl	104	105	1	0.9	13.1	RC	Kingfisher
						and	110	111	1	0.9	11.6	RC	Kingfisher
						and	123	125	2	1.7	44.2	RC	Kingfisher
SGRC2314	743776	892330	376	30	90	-60	NSI					RC	Kingfisher
SGRC2315	743749	892331	377	50	90	-60	NSI					RC	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRC2316	743726	892330	379	70	90	-60	6	10	4	3.4	1.9	RC	Kingfisher
SGRC2317	743700	892581	396	130	90	-60	97	120	23	19.6	2.1	RC	Kingfisher
SGRC2318	743700	892328	380	90	90	-60	36	70	34	28.9	2.2	RC	Kingfisher
						incl	52	53	1	0.9	23.6	RC	Kingfisher
SGRC2320	743674	892330	399	108	90	-60	36	43	7	6.0	1.0	RC	Kingfisher
							64	78	14	11.9	1.3	RC	Kingfisher
							82	108	26	22.1	1.6	RC	Kingfisher
						incl	102	103	1	0.9	11.6	RC	Kingfisher
SGRC2322	743676	892482	387	156	90	-60	108	130	22	18.7	2.1	RC	Kingfisher
							140	154	14	11.9	7.9	RC	Kingfisher
						incl	144	145	1	0.9	15.0	RC	Kingfisher
						and	149	150	1	0.9	68.5	RC	Kingfisher
SGRC2325	743775	892278	375	30	90	-60	NSI					RC	Kingfisher
SGRC2328	743753	892279	369	50	90	-60	NSI					RC	Kingfisher
SGRC2329	743725	892277	377	70	90	-60	NSI					RC	Kingfisher
SGRC2330	743748	892226	375	40	90	-60	NSI					RC	Kingfisher
SGRD2331	743649	892380	377	150	90	-60	70	73	3	2.6	5.0	RCD	Kingfisher
SGRD2332	743675	892531	405	174	90	-60	101	124	23	19.6	2.1	RCD	Kingfisher
						incl	109	110	1	0.9	10.8	RCD	Kingfisher
							158	163	5	4.3	1.8	RCD	Kingfisher
SGRC2334	743725	892229	377	60	90	-60	NSI					RC	Kingfisher
SGRC2336	743701	892230	388	80	90	-60	15	29	14	11.9	1.2	RC	Kingfisher
							37	51	14	11.9	2.2	RC	Kingfisher
						incl	48	49	1	0.9	15.3	RC	Kingfisher
SGRC2337	743675	892231	390	100	90	-60	43	74	31	26.4	3.5	RC	Kingfisher
						incl	44	45	1	0.9	18.7	RC	Kingfisher
						and	52	54	2	1.7	10.7	RC	Kingfisher
							78	91	13	11.1	2.6	RC	Kingfisher
						incl	81	82	1	0.9	13.4	RC	Kingfisher
SGRD2341	743624	892232	391	132	90	-60	80	97	17	14.5	1.5	RCD	Kingfisher
SGRC2342	743752	892182	376	30	90	-60	NSI					RC	Kingfisher
SGRC2343	743726	892182	377	50	90	-60	NSI					RC	Kingfisher
SGRC2344	743700	892179	378	70	90	-60	10	14	4	3.4	2.2	RC	Kingfisher
							18	40	22	18.7	3.9	RC	Kingfisher
						incl	24	25	1	0.9	23.7	RC	Kingfisher
						and	28	29	1	0.9	14.8	RC	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
						and	35	36	1	0.9	20.7	RC	Kingfisher
SGRC2345	743679	892179	391	94	90	-60	34	71	37	31.5	3.1	RC	Kingfisher
						incl	35	38	3	2.6	18.1	RC	Kingfisher
SGRC2346	743650	892179	381	112	90	-60	53	54	1	0.9	6.7	RC	Kingfisher
							59	78	19	16.2	3.7	RC	Kingfisher
						incl	71	73	2	1.7	24.0	RC	Kingfisher
SGRC2348	743602	892181	403	153	90	-60	90	103	13	11.1	1.4	RC	Kingfisher
							114	119	5	4.3	1.5	RC	Kingfisher
							126	134	8	6.8	1.9	RC	Kingfisher
SGRC2351	743725	892132	405	30	90	-60	NSI					RC	Kingfisher
SGRC2352	743701	892131	405	72	90	-60	12	32	20	17.0	3.7	RC	Kingfisher
						incl	22	23	1	0.9	12.0	RC	Kingfisher
						and	26	27	1	0.9	16.7	RC	Kingfisher
						and	28	29	1	0.9	13.7	RC	Kingfisher
SGRC2355	743721	892075	388	34	90	-60	NSI					RC	Kingfisher
SGRC2356	743698	892074	387	40	90	-60	NSI					RC	Kingfisher
SGRC2357	743676	892076	386	74	90	-60	35	49	14	11.9	1.0	RC	Kingfisher

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail

Sunbird deposit

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2205	742500	892435	554	450.2	90	-60	363	374	11	7.7	2.2	RCD	Sunbird
							406	414	8	5.6	3.3	RCD	Sunbird
						incl	407	408	1	0.7	11.0	RCD	Sunbird
							423	426	3	2.1	4.8	RCD	Sunbird
						incl	425	426	1	0.7	11.2	RCD	Sunbird
							434	440	6	4.2	2.4	RCD	Sunbird
SGRD2206	742505	892550	553	456.1	90	-60	351	352	1	0.7	12.2	RCD	Sunbird
							444	448	4	2.8	2.3	RCD	Sunbird
SGRD2207	742565	892485	565	370.2	90	-60	250	255	5	3.5	8.3	RCD	Sunbird
						incl	250	251	1	0.7	16.8	RCD	Sunbird
						and	252	253	1	0.7	10.9	RCD	Sunbird
							281	286	5	3.5	3.3	RCD	Sunbird
						incl	284	285	1	0.7	10.9	RCD	Sunbird
							301	307	6	4.2	6.0	RCD	Sunbird
						incl	304	305	1	0.7	11.2	RCD	Sunbird
SGRD2208	742370	892125	596	630.1	90	-60	561	572	11	7.7	2.9	RCD	Sunbird
						incl	570	571	1	0.7	15.0	RCD	Sunbird
							583	591	8	5.6	9.3	RCD	Sunbird
						incl	585	586	1	0.7	60.5	RCD	Sunbird
							595	598	3	2.1	7.5	RCD	Sunbird
						incl	595	596	1	0.7	17.4	RCD	Sunbird
SGRD2209	742445	892335	567	500.2	90	-60	466	482	16	11.2	1.9	RCD	Sunbird
SGRD2211	742324	892026	603	708	90	-60	214	217	3	2.1	2.9	RCD	Sunbird
							648	682	34	23.8	3.9	RCD	Sunbird
						incl	670	672	2	1.4	38.0	RCD	Sunbird
							688	690	2	1.4	3.9	RCD	Sunbird
SGRD2212	742540	892510	563	405	90	-60	339	371	32	22.4	6.3	RCD	Sunbird
						incl	342	344	2	1.4	12.6	RCD	Sunbird
						and	345	348	3	2.1	29.1	RCD	Sunbird
						and	349	350	1	0.7	14.9	RCD	Sunbird
						and	356	357	1	0.7	13.3	RCD	Sunbird
SGRD2213	742575	892610	568	400.1	90	-60	308	319	11	7.7	2.2	RCD	Sunbird
SGRD2214	742500	892360	564	420	90	-60	274	276	2	1.4	2.9	RCD	Sunbird
							320	328	8	5.6	1.4	RCD	Sunbird
							337	345	8	5.6	2.2	RCD	Sunbird
						incl	337	338	1	0.7	13.8	RCD	Sunbird
							354	362	8	5.6	2.4	RCD	Sunbird
							370	380	10	7.0	4.6	RCD	Sunbird
						incl	371	372	1	0.7	13.6	RCD	Sunbird
						and	373	374	1	0.7	13.2	RCD	Sunbird
SGRD2215	742280	891928	600	780	90	-60	694	718	24	16.8	0.9	RCD	Sunbird
							723	728	5	3.5	1.0	RCD	Sunbird
							733	766	33	23.1	4.3	RCD	Sunbird
						incl	735	736	1	0.7	45.8	RCD	Sunbird
						and	741	742	1	0.7	10.4	RCD	Sunbird
						and	745	746	1	0.7	14.9	RCD	Sunbird

Notes:

1. EOH: End of hole

2. NSI: No significant intercepts

3. ETW: Estimated true width

4. Depths and widths reported to nearest significant decimal place

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail

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